PUBLIC



13030113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

| SEC FILE NUMBER |
|---|
| 8-39730 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lafayette Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 WOODMONT AVENUE, SUITE 905
(No. and Street)

BETHESDA (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE JUDGE (301) 576-4320
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAISER, SCHERER & SCHLEGEL, PLLC
(Name – *if individual, state last, first, middle name*)

1410 SPRING HILL RD., SUITE 400 (Address) MCLEAN (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/13

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, LAWRENCE JUDGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFAYETTE INVESTMENTS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public    Commission expires 9/21/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Lafayette Investments, Inc.

---

**Independent Auditors' Report**
**and Statements of Financial Condition**
**December 31, 2012 and 2011**

KAISER SCHERER & SCHLEGEL, PLLC

# Lafayette Investments, Inc.

## Table of Contents

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Board of Directors and Shareholders
**Lafayette Investments, Inc.**

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2012 and 2011, and the related notes.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of these financial statements that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

*Kaiser Scherer & Schlegel, PLLC*

February 22, 2013

# Lafayette Investments, Inc.

## Statements of Financial Condition

| *December 31,* | 2012 | 2011 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | **$ 1,440,196** | $ 1,367,512 |
| Receivable from clearing broker | **172,513** | 204,865 |
| Securities owned (Notes 4 and 5) | | |
| Marketable, at market value | **4,892,737** | 3,436,115 |
| Not readily marketable, at estimated fair value | **7** | 8 |
| Fixed assets, net (Note 3) | **30,179** | 27,911 |
| Other assets | **76,704** | 98,353 |
| **Total assets** | **$ 6,612,336** | $ 5,134,764 |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities | | |
| Payable to clearing broker (Note 6) | **$ 4,853,321** | $ 3,410,508 |
| Accounts payable, accrued expenses and other liabilities | **256,965** | 317,783 |
| Deferred income taxes (Note 7) | **1,298** | 1,095 |
| **Total liabilities** | **5,111,584** | 3,729,386 |
| Shareholders' equity (Note 9) | | |
| Common stock, $.01 par value; 10,000 authorized, 662 shares issued and outstanding | **7** | 7 |
| Paid in capital | **403,270** | 403,270 |
| Retained earnings | **1,097,475** | 1,002,101 |
| **Total shareholders' equity** | **1,500,752** | 1,405,378 |
| **Total liabilities and shareholders' equity** | **$ 6,612,336** | $ 5,134,764 |

*The accompanying notes are an integral part of these financial statements.*

### 1. Organization

Lafayette Investments, Inc. ("Lafayette") was incorporated in March 1988, under the laws of the state of Delaware. Lafayette, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. Lafayette is also a registered investment adviser under the Investment Advisers Act of 1940.

Lafayette has offices in Bethesda, Maryland and Ashton, Maryland.

Lafayette is a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions, and also provides fee-based investment advisory services.

### 2. Significant Accounting Policies

***Securities Transactions***

Lafayette uses the trade date basis of accounting for securities transactions and the related revenues and expenses.

Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

***Investment Advisory Income***

Investment advisory fees are recognized and billed quarterly.

***Income Taxes***

The Company employs the liability method of accounting for income taxes as required by ASC Topic 740, "Income Taxes." Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial

## 2. Significant Accounting Policies, (continued)

statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary timing differences) and are measured at the enacted rates that will be in effect when these differences reverse. The Company utilizes statutory requirements for its income tax accounting, and avoids risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are made for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a reserve against deferred tax assets in those cases where realization is less than certain.

The Company files income tax returns in the United States (federal) and in the state of Maryland. In most instances, the Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2009, and is not currently under examination by any federal or state jurisdiction. It is not anticipated that unrecognized tax benefits will significantly change in the next twelve months.

### *Cash and Cash Equivalents*

Lafayette considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with Lafayette's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

### *Depreciation*

Fixed assets consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease.

### *Significant Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Significant Accounting Policies, (continued)

***Date of Management's Review***

Management evaluated subsequent events through February 22, 2013, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure.

## 3. Property and Equipment

Property and equipment consists of the following:

| *December 31,* | **2012** | 2011 |
|---|---|---|
| Furniture and fixtures | **$ 72,882** | $ 72,882 |
| Office equipment | **65,831** | 65,831 |
| Computer hardware | **101,342** | 84,196 |
| Computer software | **5,288** | 5,288 |
| Leasehold improvements | **24,260** | 24,260 |
| **Fixed assets, at cost** | **269,603** | 252,457 |
| Accumulated depreciation and amortization | **(239,424)** | (224,546) |
| **Fixed assets, net** | **$ 30,179** | $ 27,911 |

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $14,878 and $15,833, respectively.

## 4. Securities Owned

Marketable securities owned consist of trading and investment securities and are carried at quoted market values. The marketable securities balance includes the following:

| *December 31,* | **2012** | 2011 |
|---|---|---|
| State and municipal obligations | **$ 4,892,737** | $ 3,436,115 |
| Total marketable securities | **$ 4,892,737** | $ 3,436,115 |

## 5. Fair Value Measurements on a Recurring Basis

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2012:

| | Level 1 (1) | Level 2 (2) | Level 3 (3) | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Cash | $ 1,440,196 | $ - | $ - | $1,440,196 |
| Securities owned | $ 4,892,737 | $ 7 | $ - | $4,892,744 |

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2011:

| | Level 1 (1) | Level 2 (2) | Level 3 (3) | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Cash | $ 1,367,512 | $ - | $ - | $ 1,367,512 |
| Securities owned | $ 3,436,115 | $ 8 | $ - | $ 3,436,123 |

(1) – quoted prices in active markets for identical assets or liabilities
(2) – observable inputs such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active
(3) – no observable pricing inputs in the market

## 6. Payable to Clearing Broker

Lafayette's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 1.5% at December 31, 2012 and December 31, 2011. Lafayette earns interest on the bonds during the period in which they are held in inventory. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions.

### 7. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, limited deduction of charitable contributions, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

As of December 31, 2012, the Company has charitable contribution carryovers of $26,500 that may be used to offset future taxable income through December 31, 2017.

The provision for income tax expense consists of the following:

| *Year ended December 31,* | **2012** | 2011 |
|---|---|---|
| Current provision: | | |
| Federal | **$ 43,703** | $ 56,142 |
| State | **11,673** | 16,640 |
| Net current income tax provision | **55,376** | 72,782 |
| Deferred income tax (benefit) expense: | | |
| Federal | **395** | (460) |
| State | **(191)** | (140) |
| Net deferred income tax (benefit) expense | **204** | (600) |
| Total income tax provision | **$ 55,580** | $ 72,182 |

### 8. Employee Retirement Plans

Lafayette maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2012 and 2011 was approximately $164,000 and $155,000, respectively.

### 9. Net Capital Requirements

Lafayette is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, Lafayette had net capital of $1,126,383, which was $1,026,383 in excess of its required net capital of $100,000. Lafayette's aggregate ratio of indebtedness to net capital at December 31, 2012 was 0.23 to 1.

### 10. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### 11. Commitments

Lafayette leases office space, equipment and access to financial data under various operating lease agreements. Lafayette incurred expenses of $316,919 in 2012 and $305,312 in 2011 relating to operating leases.

Following is a summary of minimum annual lease commitments as of December 31, 2012:

| *Year ended December 31,* | |
|---|---|
| 2013 | $ 175,525 |
| 2014 | 152,942 |
| 2015 | 110,716 |
| 2016 | 55,006 |
| 2017 | 27,503 |
| | $ 521,692 |